UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 26, 2012

DATE, TIME, AND PLACE:

September 26, 2012, at 9:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, Mrs. Viviane Senna Lalli - Directors. Mr. José Antonio Alvarez Alvarez was  absent due to justified reasons. Also attending: Mrs. Conrado Engel, Vice-President Senior Executive Officer, and Mr. Carlos Alberto López Galán, Vice-President Executive Officer.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as Secretary of the Meeting.

AGENDA:

(a) Approve the declaration of Intermediary Dividends based on the Dividend Equalization Reserve account, and Interim Dividends as determined in the balance sheet of August 31st, 2012; (b)  Approve the report containing the policies and strategies for operational risk management, pursuant to article 3, item I of Resolution 2.554, of September 24th, 1998, article 3, paragraph 1 of Resolution 3.380, of June 29th, 2006, both issued by the National Monetary Council, and Circular nr. 249 of the Superintendence of Private Insurance (“SUSEP”); (c)  Approve the proposal for granting Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) for officers and managerial employees of the Company and affiliates; (d)  Approve the amendment to the Policy on Related Parties Transactions of the Company; (e)  Approve the Amendment to the Internal Regulations of the Audit Committee of the Company; and (f)  Acknowledge the economic and financial results of the Company regarding August, 2012.

RESOLUTIONS:

Initially, the Board of Directors’ members approved the Minutes of the Meeting’s drafting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without the signatures of the Directors. Proceeding to the items on the Agenda and pursuant to the documents presented to the Directors, which will be filed at the Company’s main place of business, after examination and discussion of such matters, the Company’s Board of Directors unanimously resolved to:

(a)        Approve, as per article 17, item X of the Bylaws of the Company, the proposal of the Board of Executive Officers, according to the meeting held on September 25, 2012, at 5:00 p.m., ad referendum of the Annual Shareholders’ Meeting to be held in 2013, for declaration of 1) Intermediary Dividends, as per article 35, item III of the Bylaws of the Company, based on the Dividend Equalization Reserve account, in the amount of R$ 350,000,000.00 (three hundred, fifty million Reais), which equals to R$ 0.840247828 per lot of 1,000 (one thousand) ordinary shares, R$ 0.924272611 per lot of 1.000 (one thousand) preferred shares, and R$ 92.42726109 per lot of 1.000 (one thousand) Units; and 2)  Interim Dividends, pursuant to art. 35, item II, of the Bylaws of the Company, based on the profits verified in the balance sheet which was exclusively prepared for that purpose, on August 31, 2012, in the amount of R$ 150,000,000.00 (one hundred, fifty million Reais), equal to R$ 0.360106212 per lot of 1.000 (one thousand) ordinary shares, R$ 0.396116833 per lot of 1.000 (one thousand) preferred shares, and R$ 39.61168331 per lot of 1.000 (one thousand) Units. According to the Proposal of the Board of Executive Officers, the shareholders who are registered with the Company’s records at the end of the September 26, 2012, inclusively, will be entitled to receive Intermediary Dividends and Interim Dividends as approved here. Therefore, as of September 27th, 2012 (inclusively), the Company’s shares will be negotiated “Ex-Dividendos”. The approved amount of Intermediary Dividends will be entirely allocated to complementary dividends regarding the fiscal year of 2012 and the amount of Interim Dividends, as approved, will be entirely allocated to mandatory dividends related to 2012 to be distributed and paid by the Company as of February 26, 2013, without monetary adjustment. Finally, the Directors authorized the Board of Executive Officers to take the measures required for the publication of the “Notice to Shareholders”, for market disclosure purposes;

(b)       Approve the report on management and control of operational and technological risks, business continuity and evaluation of internal controls of the Company and its affiliates, which contains the policies and strategies for operational risk management related to the semester ended on June 30, 2012, as per item I of the sole paragraph of article 3 of Resolution nr. 2.554, as of September 24, 1998 and second paragraph of article 3 of Resolution nr. 3,380, as of June 29, 2006, both issued by the National Monetary Council, of the sole paragraph of article 4 of SUSEP Circular nr. 249, as of February 20, 2004, of the Superintendence of Private Insurance and the favorable recommendation of the Audit Committee.

It was noted for the record that Mr. José Tomas Otero Ubago, Executive Superintendent of the Company, responsible for the Operational Risk area, was also attending the meeting to provide explanation on item (b) of the Agenda;

(c)        Approve the granting proposal of the “Long Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of the Company”, as per the favorable recommendation of the Compensation and Appointment Committee, whose purpose is the payment of funds to certain officers and managerial employees of the Company and its affiliates exclusively for investiment in Units representing 55 (fifty-five) ordinary shares and 50 (fifty) preferred shares issued by the Company.

The abovementioned Plan will only be granted to its participants after its approval by the General Meeting of Shareholders of the Company, pursuant to the fourth paragraph of article 5 of the Bylaws of the Company. The Directors hereby authorize the Board of Executive Officers to take all the required measures for calling the Extraordinary Shareholders’ Meeting.

It was noted for the record that Mrs. Lilian Maria Ferezim Guimarães, Vice-President Executive Officer of the Company, and Mr. Paulo Naliato, Officer without an Specific Designation of the Company, were also attending the meeting to provide explanation on item (c) of the Agenda;

(d)       Approve the amendment to the Policy on Related Parties Transactions of the Company, according to the favorable recommendation of the Audit Committee, which is valid from the date hereof;

(e)        Approve the Amendment to the Internal Regulations of the Audit Committee of the Company, pursuant to article 17, item XXI, of the Bylaws of the Company, which is valid from the date hereof; and

(f)        Acknowledge the economic and financial results of the Company regarding August, 2012.

ADJOURNMENT: There being no further business to come before the Board of Directors, the Meeting was duly adjourned, and the minutes were read, approved, and signed by the present Board of Directors’ members and the Secretary. São Paulo, September 26, 2012. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, and Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 28, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer